UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pongalo Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 26, 2014

Physical address of issuer
15821 Ventura Boulevard, Suite 500, Los Angeles, CA, 91436

Website of issuer
https://www.pongalo.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 2, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$624,326	$1,443,846
Cash & Cash Equivalents	$366,972	$856,921
Accounts Receivable	$19,725	$226,688
Short-term Debt	$53,522	$232,416
Long-term Debt	$261,203	$2,117,053
Revenues/Sales	$836,277	$1,809,635
Cost of Goods Sold	$1,793,434	$2,421,474
Taxes Paid	$0	$0
Net Income	$(504,994)	$(790,696)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 30, 2018

Pongalo Inc.

Up to $1,070,000 of Crowd Notes

Pongalo Inc. (“Pongalo”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 2, 2018. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by November 2, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 2, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.
A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.pongalo.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/pongalo

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that

the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pongalo Inc. is a Delaware C-Corporation, formed on June 26, 2014, which is qualified to do business in California. The entity now known as Pongalo was incorporated in 2014 as GoTV Media Inc. Its name was later changed to Latin Everywhere Inc., and then again to Pongalo Inc. Immediately after its incorporation, the Company acquired Latin Anywhere, Inc. (a content catalog controlled by Pongalo CEO Rich Hull) and Inmoo, Inc. (a technology platform created by Pongalo board member Sergio Radovcic).

The Company is located at 15821 Ventura Boulevard, Suite 500, Encino, CA, 91436.

The Company's website is https://www.pongalo.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/pongalo and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$1,000
Offering deadline	November 2, 2018
Use of proceeds	See the description of the use of proceeds on page 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 10-11, 14, 17-20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company forecasts project aggressive growth post-raise compared to historical performance. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $1,807,760 from its inception through December 31, 2017. For the year ended 2017, it incurred a net loss of $504,994. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive digital media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company depends on the performance of distributors, carriers and other resellers. The Company distributes its products through competing players in the space through licensing agreements. Many such players have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have

perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company's recent pivot to a more direct to consumer model has resulted in a substantial decrease in monthly revenue. If the Company is unable to prove its direct to consumer model and its new ad supported model, the Company may be unable to meet its growth projections and meet its financial obligations. This may result in a complete loss of capital for investors.

The Company has not filed a Form D for its Seed offering from March 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines or the right of investors to get their investments back. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA has noted that the Company has incurred losses from inception of approximately $1,807,760 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions, content licensing, and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of one times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on

a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 27.92% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

U.S. Hispanics are the second fastest-growing ethnic demographic in America, representing almost 20% of the population. In fact, there are more Spanish speakers in the world than there are English speakers. But here's the problem -- the U.S. Hispanic media market has traditionally consisted of only two major brands, which were essentially broadcast TV channels that fewer and fewer people under the age of 45 have been watching.

We saw an opportunity to create something disruptive, so, over the past four years, we've built a mobile-first media company for the next generation of Hispanic content consumers. It's our goal to be the Hulu for Hispanics. By removing the fixed overhead costs of a traditional TV company, we are able to distribute our content efficiently at scale to our eager, targeted, under-deserved Latino audiences.

Building our library. The first 3 years of our business were spent building a library of about 13,000 hours of Spanish-language films and TV shows. Now we control one of the largest libraries of Latino-focused films and TV shows in the world, which includes premium titles from Latin American and U.S. producers, including Hollywood blockbuster films from studios as such as Warner Bros and Sony.

Validation. In addition, we validated our content by originally licensing some of it to partners like Netflix, Amazon, Google and Hulu, and it's that success which gave us the confidence and learnings to launch our own services. Our content portfolio, curated specifically for Latino women and men, includes major telenovelas, such as *Kassandra*, *Mi Gorda Bella* and the Pongalo Premieres *Piel Salvaje* and *Corazon Traicionado*...and the films of emerging new female directors like Dorie Barton and Argentinian Academy Award winner Miguel Cohan...right alongside major Hollywood movies with global stars like Jennifer Lopez and Harrison Ford.

Our tech. Our proprietary technology platform allows us to stream that content to consumers on their mobile devices, the web, and all sorts of other platforms ranging from televisions to public libraries.

We are based in Los Angeles, and currently are a team of five.

Business Plan

So far, we've launched two services -- Moovimex with action and comedy movies from Mexico for men, which makes money through advertising, and our namesake Pongalo for women, which makes money through a recurring monthly subscription.

We've launched great apps that allow people to watch our content on their mobile devices and connected TVs, as well as through our high-profile partnerships with distributors like Amazon, where we make our service available to their estimated 100 million Prime members. In the month of July alone, we streamed 200+ million minutes of content on our services.

And, in addition to using our video streaming platform for ourselves, we've now created a secondary revenue stream by white-labeling it for other non-competitive content services. As validation for this, we recently launched a white-label service for a high-profile content service.

The Company's Products and/or Services

Product / Service	Description	Current Market
Direct-to-consumer, mobile-focused Latino media company	Spanish-language film and TV library, as well as proprietary technology that allows us to gather data and removes reliance on third-party streaming services	Bilingual or Spanish speaking individuals

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are bilingual or Spanish speaking individuals, targeting men and women 18-54.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86847266	Streaming of video material on the Internet; Video broadcasting services via the Internet.	LATIN EVERYWHERE	December 12, 2015	May 24, 2016	United States
87882295	Broadcasting of video and audio programming over the Internet, et altri.	MOOVIMEX	April 18, 2018	N/A (Status 1A)	United States

88060223	Broadcasting of video and audio programming over the Internet, et altri.	PONGALO	July 31, 2018	N/A (Status 1A)	United States

Litigation
The Company has no active litigation, and has not received any threats of litigation. No future payments are due under any previous settlements. Its previous settlements are:

- In 2015, shortly after the Company assumed the content library and other assets of GoTV LLC, the Company reached a settlement with GoTV's former CFO which provided for his exit from the Company and the return of his equity.
- In 2017, the Company reached a settlement with the remaining co-founders of GoTV LLC, which provided for their exit from the Company, the complete return of their equity, and their assumption of approximately $463,000 of Company debt, as well as their assumption of the Company's Miami office lease. In return, the Company transferred certain of its YouTube channels to them.
- In 2017, the Company and a content supplier it assumed through its assumption of GoTV LLC had a dispute related to the parties' content license. The dispute was settled amicably and a new long-term content license between the parties was executed.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.8% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Customer Acquisition	50%	50%	50%
Content Licensing	25%	25%	25%
General Expenses	25%	25%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Richard Hull	CEO and Founder	● Pongalo, CEO and Founder, 2014-present: Provides strategic, operational, and management leadership for the Company
Buck Jordan	Director	● Canyon Creek Capital, Founder and Managing Partner, March 2010 - present: performing due diligence on portfolio

		companies, advising portfolio companies.
Ken Hayes	Director	● Cleantech Open, Executive Director, June 2017 - Present: Lead Cleantech Open to deliver on its mission to find, fund, and foster entrepreneurs with big ideas that address today's most urgent energy, environmental, and economic challenges. ● Venture Partner & Co-Founder of Canyon Creek Capital, 2014 - Present: sourcing prospective companies and mentoring entrepreneurs
Sergio Radovcic	Director	● Styr Labs, Founder and CEO, January 2013 - present: leads company on business development, marketing and strategic growth.
Michael Barnes	Director	● Barnes Law Firm, Founding Partner Attorney, 2007 - present: Corporate, finance and transactional practice in domestic and international matters centered on licensing, finance and acquisitions.
John Waller	Director	● Okapi Capital, Partner, October 2016 - present: sourcing prospective companies and mentoring entrepreneurs ● Green Thumb Ventures, General Partner, January 1999 - Present: Developed highly successful incubator and investment company to invest in and develop early stage Internet and technology firms.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has a team of 5 in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company's fully-diluted shares by the holders of such securities prior to the Offering	Other material terms
Common A	7,845	Yes	N/A	48.4%	N/A
Common B	93	No	N/A	0.6%	N/A
Series Seed Preferred	1,827	Yes	N/A	33.4%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Principal Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Secured Promissory Note	Individual Holders	$231,235	4.5%	Interest accrues & no payments until maturity	All Company assets	June 1, 2019	N/A

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and listed along with the amount they own on a fully-diluted basis.

Name	Number and type/class of security held	Percentage ownership
Richard Hull	Common A	27.92%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Formation: Pongalo Inc. (the "Company") is a Delaware C-corporation formed on June 26, 2014. It is headquartered in Los Angeles, CA, and its year-end is December 31. The Company was originally incorporated as GoTV Media Inc., and later changed its name to Latin Everywhere Inc. and then again to Pongalo Inc. in 2016. After its formation, it acquired or merged with three entities: Latin Anywhere, Inc. (which controlled a large library of movies and was founded by Pongalo Founder Rich Hull); Inmoo, Inc. (which controlled had built a platform for streaming video content and was founded by Pongalo board member Sergio Radovcic); and GoTV, LLC (which controlled a large library of television programming). The Company was formed to create a marketplace of mobile-first Latino media services.

***Phase One*:** The first phase of the Company's operation (2014-2017) primarily focused on building its library of film and television content, and building-out its video streaming technology. In particular, this required a sizable operational team to digitize, on-board, and organize new content assets (including video, art and meta-data files), and to engineer its video streaming product. During this period, the Company licensed some of its content to third-party platforms, such as Netflix, Hulu and Google, in order to generate revenue, and validate its content and thesis.

***Phase Two*:** In its second phase (2017-2018), the Company focused on using its technology and content to launch two content services for Latino audiences: Moovimex, which makes money from advertising, and its namesake Pongalo,

which makes money from a recurring monthly subscription. The Company also entered into various partnerships with third-party distribution platforms, such as Amazon (which agreed to advance various content-related costs on behalf of the Company), along with Roku, Vewd, YouTube, Xumo, RB Digital, Daily Motion, and others to distribute the Company's content services. As its own direct-to-consumer offerings went live, the Company did not seek to renew most of its efforts to license its content to major providers such as Netflix and Hulu. This was an effort to push audiences to find the Company's content on the Company's own services, instead of on other services. This resulted in an expected wind-down of much of the Company's revenue related to content licensing. Management believes that greater enterprise value is created by building direct-to-consumer services with recurring revenue, instead of being dependent upon the whims of third-party platforms which sit between a content licensor and the consumer.

Phase Three: The Company is currently entering the third phase of its business as it now focuses on scaling its services through customer acquisition and increased engagement.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $192,026 in cash on hand as of June 29, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company’s financial statements, usually looking at the Company’s balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets,

such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred (inclusive of convertible notes previously raised)	March 2017	Regulation D, 506(b)	Preferred Equity	$1.8M	Content, customer acquisition, general operating

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%,.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $100,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	**Dividend Rights**	**Voting Rights**	**Right to Receive Liquidation Distributions**	**Conversion Rights and Other Rights and Preferences**
Series Seed Preferred	Yes	Yes	Yes	**Pro Rata ROFR**: Major Purchasers have a right of first refusal to purchase a pro rata share of any new securities **Drag Along Right**: If a liquidation event

				is approved by a majority of the Shares and the Board, the liquidation event will be executed by the Company.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has two loans from Rich Hull, Company Founder, Chairman and CEO. The first loan is a promissory note that accrues interest at 4.5% and will mature on June 30, 2019. The other loan is strictly to provide operating funds to the Company and will be paid back when the Company has the sufficient funds to do so. As of December 31, 2017, and 2016, the Company had $136,909 and $132,296 in the loans from its Founder, which includes any accrued interest.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard Hull
(Signature)

Richard Hull
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard Hull
(Signature)

Richard Hull
(Name)

Director
(Title)

8/29/18
(Date)

/s/ Sergio Radovcic
(Signature)

Sergio Radovcic
(Name)

Director
(Title)

8/29/18
(Date)

/s/Buck Jordan

(Signature)

Buck Jordan

(Name)

Director

(Title)

8/29/18

(Date)

/s/Ken Hayes

(Signature)

Ken Hayes

(Name)

Director

(Title)

8/29/18

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

PONGALO INC.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

For the Years Ended December 31, 2017 and 2016

PONGALO INC.

Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management
Pongalo Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Pongalo Inc. (a Delaware Corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operation, members' equity (deficit) and cash flows for the years ended December 31, 2017 and 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 of the financial statements, Pongalo Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Pongalo Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 25, 2018

PONGALO INC.
Balance Sheets
December 31, 2017 and December 31, 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current Assets:		
Cash	$ 366,972	$ 856,921
Accounts receivable	19,725	226,688
Security deposits	525	10,525
Due from Set Productions	-	61,616
Total current assets	387,222	1,155,750
Property, plant and equipment, net	8,575	56,717
Intangible assets, net	18,529	21,379
Other Assets		
Library assets	210,000	210,000
Total other assets	210,000	210,000
Total Assets	$ 624,326	$ 1,443,846

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2017	December 31, 2016
Liabilities		
Credit card payable and accrued expenses	$ 17,102	$ 53,547
Accrued interest	36,420	178,869
Total current liabilities	53,522	232,416
Other Liabilities		
Convertible notes	-	1,675,000
Promissory notes	140,436	321,286
Related-party liabilities	120,767	120,767
Total other liabilities	261,203	2,117,053
Total Liabilites	314,725	2,349,469
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common stock, $0.0001 par value; 47,500 shares authorized, 7,852 and 19,477 shares issued and outstanding, respectively	1	2
Preferred stock, $0.0001 par value; 2,500 shares authorized, 1,827 and 0 shares issued and outstanding, respectively	-	-
Additional paid in capital	2,117,360	397,141
Accumulated deficit	(1,807,760)	(1,302,766)
Total Stockholders' Equity	309,601	(905,623)
Total Liabilities & Stockholders' Equity	$ 624,326	$ 1,443,846

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

PONGALO INC.
Statements of Operations
Years Ended December 31, 2017 and 2016
(unaudited)

	Year ended December 31,	
	2017	2016
Revenue	$ 836,277	$ 1,809,635
Gross income	836,277	1,809,635
Expenses:		
Advertising and promotion	79,561	272,042
Amortization and depreciation	6,600	6,943
Consultants and contractors	443,616	883,300
Content expense	176,964	447,267
General and administrative	12,670	33,901
Insurance	6,290	13,098
Professional development	51,429	26,598
Professional fees	781,890	531,290
Rent	35,586	101,028
Settlement expense	98,261	-
Software and application	84,489	65,897
Travel	16,078	40,110
Total operating expenses	1,793,434	2,421,474
Net loss from operations	(957,157)	(611,839)
Other income (expense)		
Gain on Settlement of debt	462,533	-
Interest expense	(10,406)	(178,869)
Interest income	36	12
Net loss before provision for income tax	$ (504,994)	$ (790,696)
Provision for income taxes	-	-
Net Loss	$ (504,994)	$ (790,696)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

PONGALO INC.
Statement of Stockholders' Equity
For the Period from December 31, 2016 to December 31, 2017
(unaudited)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance - December 31, 2015	-	$ -	19,233	$ 2	$ 397,141	$ (512,070)	$ (114,927)
Shares issued for services			244	-	-	-	-
Net loss						(790,696)	(790,696)
Balance December 31, 2016	**-**	**-**	**19,477**	**2**	**397,141**	**(1,302,766)**	**(905,623)**
Shares issued from conversion of notes	1,599	-			1,520,219		1,520,219
Shares issued for cash	228	-			200,000		200,000
Shares issued for services			381	-			-
Shares returned in settlement			(12,005)	(1)			(1)
Net Loss						(504,994)	(504,994)
Balance - December 31, 2017	**1,827**	**$ -**	**7,853**	**$ 1**	**$ 2,117,360**	**$ (1,807,760)**	**$ 309,601**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

PONGALO INC.
Statements of Cash Flows
Years Ended December 31, 2017 and 2016
(unaudited)

	Year ended December 31, 2017	Year ended December 31, 2016
Cash flows from operating activities:		
Net loss	$ (504,994)	$ (790,696)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	6,600	6,943
Gain on settlement of debt	(462,533)	-
Change in assets and liabilities		
Accounts receivable	268,579	(226,689)
Security deposit	10,000	(9,976)
Accounts payable and accrued expenses	(51,993)	232,409
Net cash used by operating activities	(734,341)	(788,009)
Cash flows from investing activities:		
Purchases of property, plant & equipment	(2,659)	(60,810)
Proceeds from sale of property, plant, & equipment	47,051	-
Net cash used by investing activities	44,392	(60,810)
Cash flows from financing activities:		
Proceeds from the issuance of preferred stock	200,000	-
Proceeds from the issuance of convertible notes	-	1,550,000
Net cash provided by financing activities	200,000	1,550,000
Net increase (decrease) in cash	(489,949)	701,181
Cash at beginning of period	856,921	155,740
Cash at end of period	$ 366,972	$ 856,921
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Supplemental disclosure of non-cash items:		
Preferred stock issued for note conversions	$ 1,520,219	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Pongalo Inc., a Delaware Corporation ("the Company"), was formed in 2014 as GoTV Media Inc., which was renamed Latin Everywhere, Inc., and as of August 24, 2014, renamed again as Pongalo Inc. The Company is headquartered in Los Angeles, California.

Pongalo Inc. operates in the media and entertainment industry with one of the largest Spanish-language video on demand film and television libraries in the United States. The Company recently launched its own direct to consumer services.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $79,561 and $272,042 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2017, the Company had not commenced full scale operations. The Company's activities since inception have consisted of building its content library, product and business development, efforts to raise capital and developing its revenue streams. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue from its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts, and payments are received from content licensing to other parties and advertising. For the two years ended December 31, 2017 and 2016, there was $836,277 and $1,809,635 of revenue, respectively.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and its trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company had $19,725 and $226,688 in accounts receivable at December 31, 2017 and 2016, respectively.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the California State Franchise Tax Board. Any tax years before 2013 are currently open to examination.

The Company currently has a tax net operating loss (NOL) of $917,528 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $366,972 and $856,921 in cash. For both years the Company had cash in the bank higher than the federally insured level. No additional liability has been recorded for this risk.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including the above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT, NET

	2017	2016
Computers and Equipment	$9,167	$ 6,508
Leasehold Improvements	-	52,604
Furniture and Fixtures	1,698	1,698
Total	10,865	60,810
Less: Accumulated Depreciation	(2,290)	(4,093)
Property, Plant, and Equipment (net)	$8,575	$56,717

There was $4,093 and $3,750 of depreciation expense for the two years ending December 31, 2017 and 2016, respectively.

NOTE 3 – INTANGIBLE ASSETS, NET

	2017	2016
Intangible Assets	$28,504	$28,504
Less: Accumulated Amortization	(9,975)	(7,125)
Intangible Assets (net)	$18,529	$21,379

There was $2,850 of amortization for each of the two years ending December 31, 2017 and 2016.

NOTE 4 – SECURITY DEPOSITS

The Company has security deposits for the properties that they lease for rent. In 2016, they had two properties, one in Miami and one in California. The Miami property was included with the 2017 settlement. As of December 31, 2017, and 2016, the security deposits are $525 and $10,525, respectively.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $0 and $1,550,000 for convertible notes issued during the years ended December 31, 2017 and 2016, respectively. The notes bore interest at 10% per annum and would have matured on December 31, 2018. Upon maturity, all principal and accrued interest would have been due and payable in cash.

All outstanding convertible notes were converted into Series Seed preferred shares during the year ended December 31, 2017.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense related to outstanding convertible notes of $6,239 and $126,877, respectively.

NOTE 6 – PROMISSORY NOTES

The Company's predecessor entity received cash in exchange for promissory notes given during October 2011, and such notes were subsequently assumed by the Company. The notes accrue interest at 4.5% per annum and were amended to mature on June 30, 2019. Upon maturity, all principal and accrued interest becomes due and payable in cash.

As of December 31, 2017 and 2016, the Company had $140,436 and $321,286, respectively, in promissory notes outstanding.

During both years ended December 31, 2017 and 2016, the Company recognized interest expense related to outstanding promissory notes of $10,406 and $178,869, respectively. At December 31, 2017 and 2016, accrued interest was $36,420 and $178,869, respectively.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company has 47,500, $0.0001 par value, shares of common stock authorized and 2,500 $0.0001 par value, shares of preferred stock authorized at December 31, 2017. As of December 31, 2017 and 2016, there were 1,827 Series Seed preferred shares and 7,853 common shares and 0 Series Seed preferred shares and 19,477 common shares issued and outstanding, respectively.

During the year ended December 31, 2016, the Company issued 244 shares of common stock for services.

During 2017, convertible notes representing $1,520,219 of principal and accrued interest were converted into 1,599 shares of Series Seed preferred stock. There were also 228 preferred shares issued for $150,000 in cash plus payment of $50,000 towards a three-month accelerator program. During the year ended December 31, 2017, there were 381 shares of common stock issued for services as well as 12,005 shares of common stock cancelled pursuant to a settlement agreement. See note 10 for additional discussion.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,807,760 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions, content licensing, and advertising services.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has two loans from Rich Hull, Company Founder, Chairman and CEO. The first loan is a promissory note that accrues interest at 4.5% and will mature on June 30, 2019. The other loan is strictly to provide operating funds to the Company and will be paid back when the Company has the sufficient funds to do so. As of December 31, 2017, and 2016, the Company had $136,909 and $132,296 in the loans from its Founder, which includes any accrued interest.

NOTE 10 – REDEMPTION AND SETTLEMENT AGREEMENT

As of August 15, 2017, the Company entered into a redemption and settlement agreement with Riven Rock, LLC, where Riven Rock acquired 12,005 shares of the Company's common stock from various shareholders and the Company redeemed the stock purchased by Riven Rock. In consideration for redeeming the stock and settlement resulting in dismissal of a complaint filed by the Company against Riven Rock in the Superior Court of California on March 20, 2017, the Company assigned a commercial lease in a building in Miami, Florida and agreed to sell Riven Rock certain YouTube channels, certain contracts, the rights to certain YouTube payments and the liabilities related to the assignment of these assets, including four convertible notes payable and certain promissory notes payable. The Company recognized a gain of $462,533 for the settlement of debt during the year ended December 31, 2017.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through August 25, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events.

The Company issued to an advisor, 328 shares of the Company's Series A common stock, 41 of which shall vest immediately and the remainder to vest upon a series of contingent introductions and milestones.

Additionally, the Company's board of directors has deemed it to be in the Company's best interest that, in lieu of a traditional compensation package of vesting shares and other typical items, the Company provide its CEO with an incentive payment equal to fifteen percent (15%) of the Company's proceeds from a sale, if any.

EXHIBIT C

PDF of SI Website



Invest in Pongalo

Spanish-language digital streaming service, founded by a Hollywood veteran whose previous media ventures have earned $100+ million.

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$1,000	**$8,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Pongalo is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Pongalo without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Investors include 500 Startups, Canyon Creek Capital, Digital Bridge Capital, and Revolution Studios.
- 90,000+ registered users for its Pongalo subscription app and over 350,000 followers across all media channels.
- Streamed 200+ million minutes of film and TV content in July, up from 50 million minutes in the month of May (+400% growth).
- Advisors include high-profile media figures like the former Co-Chairman of MTV Networks, the former Chief Strategy Officer of Univision, and the current head of Mergers & Acquisitions at Sony Pictures.
- Key distribution partnerships with Amazon, Roku, YouTube, Google, Xumo, Vewd, among others.

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Pongalo creates, acquires, and distributes Latino-focused programming to audiences in the U.S. and over 15 countries. We've built one of the largest Spanish-language film and TV libraries in the U.S., and we own technology that allows us to stream that content on-demand directly to consumers around the world.

U.S. Hispanics are the second fastest-growing ethnic demographic in America, representing almost 20% of the population. In fact, there are more Spanish speakers in the world than there are English speakers. But here's the problem -- the U.S. Hispanic media market has traditionally consisted of only two major brands, which were essentially broadcast TV channels that fewer and fewer people under the age of 45 have been watching.

We saw an opportunity to create something disruptive, so, over the past four years, we've built a mobile-first media company for the next generation of Hispanic content consumers. It's our goal to be the Hulu for Hispanics. By removing the fixed overhead costs of a traditional TV company, we are able to distribute our content efficiently at scale to our eager, targeted, under-deserved Latino audiences.

Building our library. The first 3 years of our business were spent building a library of about 13,000 hours of Spanish-language films and TV shows. Now we control one of the largest libraries of Latino-focused films and TV shows in the world, which includes premium titles from Latin American and U.S. producers, including Hollywood blockbuster films from studios as such as Warner Bros and Sony.

Validation. In addition, we validated our content by originally licensing some of it to partners like Netflix, Amazon, Google and Hulu, and it's *that* success which gave us the confidence and learnings to launch our own services. Our content portfolio, curated specifically for Latino women and men, includes major telenovelas, such as *Kassandra*, *Mi Gorda Bella* and the Pongalo Premieres *Piel Salvaje* and *Corazon Traicionado*...the films of emerging new female directors like Dorie Barton and Argentinian Academy Award winner Miguel Cohan...right alongside major Hollywood movies with global stars like Jennifer Lopez and Harrison Ford.

Our tech. Our proprietary technology platform allows us to stream that content to consumers on their mobile devices, the web, and all sorts of other platforms ranging from televisions to public libraries.

We are based in Los Angeles, and currently are a team of seven.

Pitch Deck


PONGALO
A Family of Mobile-Focused Latino Media Brands
Proprietary & Confidential © 2018

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Product & Service

So far, we've launched two services -- Moovimex with action and comedy movies from Mexico for men, which makes money through advertising, and our namesake Pongalo for women, which makes money through a recurring $5.99 per month subscription.

We've launched great apps that allow people to watch our content on their mobile devices and connected TVs, as well as through our high-profile partnerships with distributors like Amazon, where we make our service available to their estimated 100 million Prime members. In the month of July alone, we streamed 200+ million minutes of content on our services.

And, in addition to using our video streaming platform for ourselves, **we've now created a secondary revenue stream** by white-labeling it for other non-competitive content services. As validation for this, we recently launched a white-label service for a high-profile content service.

Gallery



Pongalo -- A Deeper Dive.

Media Mentions

Team Story

Our Founder and CEO, Rich Hull, is an accomplished and award-winning Hollywood veteran with more than 20 years experience in media. His 25+ films and TV shows have generated over $100 million of revenue, and he has been a trusted advisor to major media companies.

He grew up in Texas, so Hispanic media has always been a part of his world. A few years ago, he realized that the traditional U.S. Hispanic media players were largely ignoring those audiences who were consuming content on mobile devices. In fact, he believed, most of the traditional Latin American media players were ignoring them too. So, Rich set out to disrupt them all.

He gathered support and capital from a blue chip team of shareholders who include the former Co-Chairman of MTV Networks, the Chief Strategy Officer of Univision, and the current Head of Mergers and Acquisitions for Sony Pictures...not to mention institutional investors who believed in him, such as 500 Startups, Canyon Creek Capital, Digital Bridge, and Revolution Studios.

Under Rich's leadership, Pongalo's team grew to include industry pros such as Head of Programming, Rick Rodriguez (who previously led the international roll-out of many of Discovery's major TV networks) and Head of Distribution, Daniel Schnider (former partner of Latina superstar Zoe Saldana). The company is based in Los Angeles.

Founders and Officers



Rich Hull
FOUNDER & CEO



Rich Hull is a proven leader of private equity-backed media and entertainment companies, and is an expert at monetizing media in a digital age. He is a recognized steward of investor capital who occupies a rare position at the heart of traditional entertainment, digital media, and finance.

He has worked on media deals and turnarounds totaling over a billion dollars with major media companies such as Disney, Universal, Warner Bros, and Microsoft. Based on these experiences, he co-authored the award-winning book “Dancing With Digital Natives: Staying in Step With the Generation That’s Transforming the Way Business Is Done.”

Hull’s ability to create simple solutions for complicated problems was developed in his role as an award-winning film and TV financier and producer. He has led the creation of 25+ produced projects, which have generated hundreds of millions of dollars, and range from young-adult movies, such as SHE’S ALL THAT, one of the most successful teen movies in history, and GET OVER IT with Kirsten Dunst and Martin Short…to studio sequels, such as those for DADDY DAY CARE and AMERICAN PSYCHO…to award-winning documentaries, such as his collaboration with Matthew McConaughey, THE STORY OF DARRELL ROYAL, and his collaboration with Halle Berry, FOR LOVE OF LIBERTY: THE STORY OF AMERICA’S BLACK PATRIOTS, for which he and Berry won an NAACP Image Award.

Hull serves on the Alumni Board at Vanderbilt University, and as Co-Founder of Vanderbilt-in-Hollywood, which places about 30 students per summer into life-changing entertainment internships. He’s a member of the Academy of Motion Picture Arts & Sciences, the Academy of Television Arts & Sciences, and the Producers Guild of America, and he is a well-known investor, board member, and mentor.

Key Team Members



Rick Rodriguez

Head of Content



Daniel Schnider

Distribution & Business Development

Notable Advisors & Investors

500 Startups

Investor, Venture Capital Fund

Canyon Creek Capital

Investor, Venture Capital Fund

REVOLUTION STUDIOS

Revolution Studios (Backed by Fortress/Carlyle)

Investor, Media IP investment fund backed by The Carlyle Group (and formerly Fortress)

digital bridge

Digital Bridge

Investor, A media and telecom fund with over $5 billion under management



John Waller

Investor, Partner, Okapi Capital



James Harpel

Investor, Partner, Palm Beach Capital



James Hauslein

Investor, Former CEO, Sunglass Hut



Marc Ganzi

Investor, CEO, Digital Bridge



Buck Jordan

Advisor, Founder - Future VC, Founder - Canyon Creek Capital; Former Black Hawk Captain



Herb Scannell

Advisor, Former Co-Chairman - MTV Networks; Pres. - Nickelodeon, Pres. - BBC Worldwide



Kevin Conroy

Advisor, Former Pres., Digital & New Platforms - MGM, Chief Strategy Officer - Univision



Erik Moreno

Advisor, EVP and Head of Mergers & Acquisitions at Sony Pictures



Michael Barnes

Advisor, Corporate Media Attorney, Founder - Barnes Law, Variety's Dealmaker of the Year

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
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FAQs
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Q&A with the Founder

Q: Can you summarize your business and business model?

Pongalo: We're a direct-to-consumer, mobile-focused Latino media company. Like all media companies, we make money from our content.

As we were building our business over the first 3 years, we licensed our content to mega-players like Netflix, Hulu and Google, in order to both generate revenue and validate our content and audience. We then built our own video streaming technology and stopped licensing our content to other people so that we could use our tech to reach our customers directly. We knew this would allow us to gather massive amounts of data -- a very valuable IP asset in its own right.

Over the past year, we've rolled out 2 different media products, a premium subscription service for women called Pongalo (which means "Play it" in Spanish) and an ad-supported service for men called Moovimex. Accordingly, our business models include both subscriptions and advertising.

Recently, we've also begun experimenting with an additional revenue stream, which is white labeling our video streaming technology for other companies. We just closed our first white label deal and launched a white label service on Roku for a high-profile client.

Q: What is your current stage of your product/platform development?

Pongalo: Our Pongalo subscription product for women is live and full operational for Android, iOS, web, Roku, Amazon Channels, public libraries, and other platforms. Our Moovimex ad-supported service for men is live and full operational on platforms such as Xumo, TubiTV, Vewd, Opera TV, YouTube, and others. We continue to expand our distribution and drive engagement.

Q: Are any founders no longer with the company? If yes, please explain.

Pongalo:

Yes. Two early founders previously exited the company, and returned all of their equity. The company received a full release from both, as well as non-competes.

Q: What do you view as your market opportunity?

Pongalo: There are more Spanish speakers in the world than English speakers. U.S. Hispanics are the second fastest-growing ethnic demographic in America, encompassing 65 million who represent almost 20% of the U.S. population. Hispanics represent 25% of the movie-going audience, and they over-index for mobile device usage. And yet, while two dominant Hispanic TV channels fight each other for TV viewers, Latinos have been virtually ignored in digital media.

The two major U.S. Hispanic media companies are essentially just TV channels with outdated brands. For example, Univision's TV ratings are down 50% over the past 4 years. I thought we could do better, and we set out to create a marketplace of mobile-focused Latino media brands that were much accessible, highly curated, and simply cooler.

Q: Who is your typical user?

Pongalo:

Bilingual (Spanish/English) women and men 18-54. Virtually all of our customers access our content through mobile devices.

Q: Can you talk a bit about your competitive advantages?

Pongalo:

We built and control what is believed to be the largest Spanish-language film and TV library in the U.S. It took us over 3 years to build. Additionally, we built and own proprietary technology that allows us to gather enormous amounts of proprietary data and removes our reliance on expensive and underwhelming third-party video streaming providers. And finally, our management team has over 100 years of collective high-level success in the media industry, which allows us to secure media partnerships that are unavailable to most people.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Pongalo:

Univision and Telemundo are the two traditional U.S. Hispanic TV players. Univision launched UnivisionNow, an app that largely allows a user to watch a live linear television feed for a fee. Telemundo does not have a similar app. Our services are on-demand. Pantaya is a very premium on-demand subscription service in the U.S. for Spanish-language films. They have a very limited offering of only movies, and target a more sophisticated, affluent customer than we do. If they're Neiman Marcus, we're Target.

Q: What is your customer acquisition strategy?

Pongalo: It's a two prong approach. First, we leverage Facebook's ever-improving tools to acquire customers (which we learned how to optimize in our 500 Startups Growth Accelerator). And, secondly, we leverage our distribution partnerships with key players who have large existing audiences (such as Amazon Channels, Google, Roku, Xumo, Vewd, TubiTV and many others).

As an example of the latter, this month, we launched a new partnership with Shamrock Capital's RB Digital, the global leader in audio books and digital media distribution for public libraries. Our Pongalo service will now be available in public libraries around the world, with subscriptions being purchased by the libraries themselves and their patrons receiving subscriptions for free.

Q:

Can you talk about your historic revenue, including any spikes or declines in a given month, monthly growth trends, and annual growth trends?

Pongalo: We view our business in three phases:

- PHASE 1 (2014-16): We focused on building our library of content rights, and building our proprietary video streaming technology. During this phase, we licensed some of our content to mega-players like Netflix, Hulu and Google in order to generate attractive revenues and validate our content and audience.
- PHASE 2 (2017-18): In this phase, we didn't renew our content licensing deals with the mega-players because we wanted users to come directly to us for our content and not be able to get it everywhere else. We did this because the enterprise value of a direct-to-consumer business is far greater than that of a company that just distributes content for a fee. As we made this transition, our revenues have intentionally declined, and we also cut headcount by 50% because we no longer needed a team to on-board such massive amounts of video content files, artwork, and metadata.
- PHASE 3 (2018+): This is the phase we're getting ready to start with this raise, which is the scaling phase.

As you can see, we've built our business brick-by-brick in a very systematic, strategic, and well-thought-out manner. We think this will drive success for us.

Q: Please detail the key components of your OpEx and any significant monthly spikes or declines.

Pongalo: When we were aggregating and on-boarding large amounts of digital files, we needed a much larger team. Now that that phase of the business is largely complete, our OpEx has been built to run very lean-and-mean. Most of the proceeds from this raise will be used to acquire customers, with a modest amount used to add new content.

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.

Pongalo: We've now done the heavy-lifting to build a set of (underutilized to-date) assets, as well as a set of very compelling customer acquisition and retention metrics. Most of the use of proceeds will be to start scaling both our subscription and advertising services, and to license a modest amount of additional content, just to keep our library interesting. Right now, picking up content rights from Latin America, in particular, is a buyer's market where we can get a large amount of great things for tens of thousands of dollars, not millions.

Q: What do you view as your potential exit opportunities.

Pongalo:

Many: U.S. Hispanic media players (Univison and Telemundo), Latin America media players, traditional U.S. studios, U.S. and Latin American retailers, etc.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Bridge
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000
Maximum Raise Amount:	US $1,070,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $8,000,000
Interest rate:	5.0%

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Q&A with Founder
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Market Landscape
Data Room
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Note term:	24 months

Additional Terms

Closing conditions:	While Pongalo has set an overall target minimum of US $300,000 for the round, Pongalo must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Pongalo's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


General Expenses
Content Licensing
Customer Acquistion

If Maximum Amount Is Raised


General Expenses
Content Licensing
Customer Acquisition

Investor Perks

All investors receive a free lifetime subscription to the Pongalo on-demand film and TV subscription service. Use it yourself, or gift it to a friend. Plus, 25% off an ad campaign for your :15 video ad on our Roku and other available ad-supported channels for up to $10,000.

- **$5,000 ("Premium")** - All of the above, plus a DVD pack featuring at least 3 Moovimex Spanish-language movies from Mexico.
- **$10,000 ("Bronze")** - All of the above, plus a Pongalo t-shirt to wow your friends as a Pongalo investor.
- **$50,000 ("Silver")** - All of the above, plus $1,000 in ad credits for your :15 video ad on our Roku and other available ad-supported channels.
- **$100,000 ("Gold")** - All of the above, plus a one-on-one evening with Pongalo Founder and CEO Rich Hull that will include dinner in Los Angeles and an insiders-only pre-release screening of an upcoming major Hollywood movie.
- **$200,000 ("Platinum")** - All of the above, plus you will be included in quarterly investor calls & exclusive investor meetings.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Pongalo's prior rounds by year.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest


$9000000
$8000000
$7000000
$6000000
$5000000
$4000000
Seed (Preferred)
Current Bridge (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $1,875,000
Closed Date	Mar 1, 2017
Security Type	Preferred Equity

Market Landscape

There are more Spanish speakers in the world than English speakers.

In the US alone, Latinos make up almost 20% of the population, and represent almost $2 trillion of buying power. US Hispanics account for a whopping 25% of all US movie tickets sold, and, according to estimates, digital ad spend on Hispanic targeted ads will reach $1.5 billion in 2020.

And yet, there are still only two major US Hispanic TV channels -- both of whom are struggling to stay relevant in a digital world. Case in point: Univision's TV ratings are down 50% over the past 4 years. And both have been slow to react to the shift to audiences consuming on-demand content on mobile devices.

The Latin American TV companies are largely in the same boat. And yet, analysts expect the Latin American streaming market to double in the next 5 years -- ***a major growth area for us.***

So far, we've launched two mobile-focused, global content services for Latinos -- Moovimex for men 18-54 (which makes its money from advertising) and our namesake Pongalo for women 18-54 (which makes its money from subscriptions).

We included an advertising model because we believed that there a lot of US advertisers wanting to reach Hispanics, but not enough ad inventory available. We think that our results so far are proving us right. For subscription services, there are few major competitors right now. Pantaya is a US-only premium movie service for Latinos. Univision Now is a struggling app that primarily carries a live feed of Univision's linear TV feed for a fee. Netflix and Hulu (which is US-only) serve general audiences, and don't have the deep bench of content from Latin America that we do.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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Pitch Deck and Overview (1 file)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Pongalo

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Pongalo. Once Pongalo accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Pongalo in exchange for your securities. At that point, you will be a proud owner in Pongalo.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Pongalo has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Pongalo does not plan to list these securities on a national exchange or another secondary market. At some point Pongalo may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Pongalo either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Pongalo's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Pongalo's Form C. The Form C includes important details about Pongalo's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

PONGALO

A Family of Mobile-Focused
Latino Media Brands


PONGALO
What's Inside
Embriagado de Amor
TANGLED ROMANCES
TIMELESS LOVE STORIES

Disclaimer

This presentation contains offering materials prepared solely by Pongalo without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

| OUR **BRANDS**

MEN / ADVERTISING VOD

MOOVIMEX

Powered by PONGALO

WOMEN / SUBSCRIPTION VOD

PONGALO



We use our considerable library of film and TV content to create an ever-expanding, data-driven ecosystem of mobile-focused **Latino media brands** for various demos...using various business models…in the drastically underserved Latino media space

| COMPANY SNAPSHOT


4:28 PM
PONGALO
Sign In
DADDY DAY CARE
Your favorite telenovelas, TV series and films in Spanish, at your fingertips.
Start Your Free Trial
See More

- **Content Library Started:** 2014
  Consumer Brands Started: 2017/18
- **Content/IP:** ~13,000 hours of premium film & television digital rights – one of the largest Spanish-language VOD libraries in the US
- **Proprietary Streaming Technology Platform:** Yes
- **HQ:** Los Angeles
- **SVOD + AVOD**: Yes
- **Recognition:** Portada Top Latino Innovator Nominee, Variety's 10 Latinos to Watch, AdWeek's Young Influencers
- **Key Partners:** Amazon, Revolution Studios, Brightstar Mobile (Sprint)

PONGALO

| US HISPANIC POP. **GROWTH & BUYING POWER**

US Hispanic Population: 70M in 2020
(~20% of US Population)


175
150
125
100
75
50
25
0
50.92
59.66
69.18
79.58
90.86
102.96
115.79
129.37
143.53
2010
2015
2020
2025
2030
2035
2040
2045
2050

US Hispanic Buying Power:
nearly $2 Trillion


2
1.75
1.50
1.25
1
0.75
0.50
0.25
0
0.21
0.49
1
1.2
1.5
1.7
1990
2000
2010
2012
2015*
2017*

Pent-Up Demand for Hispanic Ad Inventory

US Hispanic Total Media Ad Spending, by Media, 2016
millions and % of total

	Total media ad spending	% of total
Network TV	$4,372	45.7%
Spot TV	$1,346	14.1%
Newspapers	$722	7.6%
Spot radio	$441	4.6%
Magazines	$375	3.9%
Cable TV	$315	3.3%
Digital related to print	$84	0.2%
Other digital	$1,886	19.7%
Other print	$18	0.9%

Note: numbers may not add up to total due to rounding
Source: Advertising Age with Kantar Media, Latino 247 Media Group and Nielsen, "Hispanic Fact Pack 2017," Aug 21, 2017

230298 www.eMarketer.com

| 2018 GROWTH OF OUR CONTENT SERVICES



Minutes Streamed
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
May
June
July

Past performance is not an indication of future success. This figure does not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

| SOME OF OUR **PLATFORM PARTNERS SO FAR**


Roku | Home
11:43 am | Options
Pongalo Movies
1 of 21 Channels
PONGALO MOVIES
¡DALE PLAY!
MOOVIMEX
PONGALO NOVELACLUB
tubi tv
Free Movies & TV
PLUTO TV
IT'S FREE TV
XUMO
telemundo
PONGALO MOVIES
Roku
¡VÉALO AHORA GRATIS!
TRY IT FREE FOR 7 DAYS!

Public Libraries

| OUR CONTENT SNAPSHOT

Total Hours of Content in Pongalo Library: ~13,000

Total Suppliers of Content: 30+

75% - Exclusive content

75% - Global rights

50% - Licenses with 2 years or more remaining

40% - Licenses with 1 year or more remaining

10% - In-perpetuity

And we're always adding more titles!


VIN DIESEL
A NEW BREED OF SE
little BLACK BOOK
RCTV
PIEL
Salvaje
WILD SKIN

| OUR BRANDS



MOOVIMEX POWERED BY PONGALO

Model: Advertising VOD
Audience: Latino Men 18-54

Launched: 2018
Strategy: Syndicated service

This ad-supported service features hundreds of Mexican movies in genres such as narcos, action, and comedy.

Takes advantage of pent-up demand for Latino-focused ad inventory!

| OUR BRANDS

PONGALO

Model: Subscription VOD
Audience: Latina Women 25-44

Launched: 2017

Pongalo is a premiere destination for Latina women to find films, TV series and telenovelas on-demand -- expertly curated just for them in a value-oriented, all-you-can-eat subscription.



| SECONDARY REVENUE LINES

- Pongalo offers a turnkey, white-label technology and content solution
- Offered to US customers directly by Pongalo
- Offered to Latin American mobile carriers and ISPs by Brightstar (Sprint)

***2018*: Validated this strategy with first white label deal closed**

Brightstar
Serving Wireless
Sprint
SoftBank

| THE TEAM



Rich Hull
CEO

25 year media veteran – 25+ film & TV projects with $100+ million of revenues

Advised Disney, NBC, Microsoft, & Warner Bros. on +$1b of transactions. NAACP Image Award winner



Rick Rodriguez
Content Programming & Acquisitions

30-year media veteran. Previously was the EVP at Discovery Communications, EVP and GM at the Travel Channel, and President of Qubo (NBC Universal)



Daniel Schnider
Distribution & Bus Dev

20 years of experience in media. Previously worked at the Universal Music Group, Lionsgate, New Line, and UTA



Monica Prieto
Digital Content Publisher & Customer Comms

20 years of experience in media at Univision working with Latin Grammy, Premio Lo Nuestro, & Premios Juventud



Johnathan Dane
Customer Acquisition Expert

500 Startups – Paid Acquisition Mentor. Founder, KlientBoost

Discovery Communications · Miramax · Lionsgate · Philosophie · Universal · Latin Grammy · Telemundo · Warner Bros. Pictures · Disney · MTV · Sony Pictures · Univision

PONGALO

| KEY SHAREHOLDERS



Herb Scannell
Former Co-Chairman, MTV Networks



Marc Ganzi
Founder, Global Tower Partners ($5 billion exit)



Buck Jordan
Founder, Canyon Creek Capital



Sergio Radovcic
Former CTO, Healthiest You ($150M exit)



Jim Hauslein
Former CEO, Sunglass Hut ($460M exit)



Kevin Conroy
Former President, Digital & New Platforms, MGM



Erik Moreno
Head of M&A, Sony Pictures

REVOLUTION STUDIOS · FORTRESS · THE CARLYLE GROUP · CANYON CREEK CAPITAL · digital bridge · 500 startups

PONGALO

PONGALO

EXHIBIT E

Video Transcript

Pongalo SeedInvest Videos
Transcripts

VIDEO #1: AN INTRODUCTION TO PONGALO

Rich Hull: Hi, I'm Rich Hull, founder and CEO of Pongalo.

Rick Rodriguez: And I'm Rick Rodriguez -- head of content.

Rich Hull: We've built one of the largest Spanish-language film and TV libraries in the United States, and we own technology that allows us to stream that content on-demand directly to consumers around the world.

Rich Hull: The thing we love the most is finding amazing Latino storytellers who have been largely overlooked, and presenting them right alongside major Hollywood productions from studios like Warner Bros and Sony.

Rich Hull: In everything we do at Pongalo, we believe in challenging the status quo. And the way we do that is by making our products beautifully-designed, simple to use, and culturally authentic for Latino audiences. And we also happen to have great content. Want to join us?

VIDEO #2: A DEEPER DIVE INTO PONGALO

Rich Hull: I grew up in Texas, and Hispanic entertainment has always been a part of my world. I started my career as a film and TV producer and financier where I made over 25 Hollywood projects that have generated hundreds of millions of dollars. One of my first movies was SHE'S ALL THAT, one of the most successful teenage movies in history, and I think it helped give me the credibility to pursue my real passion -- which is empowering diverse voices who otherwise wouldn't get attention. Along the way, I even won an NAACP Image Award with Halle Berry.

Rich Hull: But, about 4 years ago, I noticed that the biggest advertisers in America were aggressively targeting Hispanics. What I learned is it's a giant addressable market. In fact, there are more Spanish speakers in the world than there are English speakers. And Hispanics far surpass all other demographics in their use of mobile devices to access their media.

Rich Hull: But here's the problem -- the US Hispanic media world consisted of only two major brands, which were essentially just broadcast TV channels that fewer and fewer people under the age of 45 were watching. I knew we could do better. And so, we set out to create cooler, more mobile-focused Latin media services that didn't have all the fixed overhead costs of a traditional TV company.

Rich Hull: The first 3 years of our business were spent building a library of over 13,000 hours of Spanish-language films and TV shows. And then, we built our own technology that allows us to

stream that content to consumers on their mobile devices, the web, and all sorts of other platforms ranging from televisions to public libraries.

Rich Hull: So far, we've launched two services -- Moovimex with action and comedy movies from Mexico for men, which makes money through advertising...and then our namesake Pongalo for women, which makes money through a monthly subscription.

Rick Rodriguez: While at Discovery Networks, I ran some of the most successful cable channels in Latin America. So, it has really been thrilling to return to that market and help launch the Pongalo family of services. In just the last month on Moovimex, we streamed a whopping 200 million minutes of content. Meanwhile, with our Pongalo flagship, we've formed high-profile partnerships with distributors like Amazon where we make our service available to their estimated 100 million Prime members.

Rich Hull: Now that we have our early adopters in place, the main purpose of this financing is to accelerate our growth by acquiring more customers, which will help us make sure that no Latinos are being denied access to their favorite entertainment.

Rick Rodriguez: With your investment, we'll continue to diversify our library. We dialogue with over a quarter million of our social media followers to make sure that we're programming exactly what our audiences want. Latinos are not one mono-culture, so, everyday, we serve-up content from numerous Spanish-speaking countries and from Hollywood to bring these various Latino groups together under one roof, as one community.

Rich Hull: We're building a great team of shareholders who include institutional funds like 500 Startups, Canyon Creek Capital, Digital Bridge and Revolution Studios...and high-profile media figures like the former Co-Chairman of MTV Networks, and the former Chief Strategy Officer of Univision. Even more than just believing in the Latin audience, these people believe in us!

Rich Hull: My career in Hollywood has taught me that great word-of-mouth is a powerful form of marketing, and so we specifically chose crowdfunding to build an army of investors who'll go out and tell their Hispanic friends how excited they are to be involved. For us, this is a passion. And we believe that we're part of a movement. So, join us in building a ground-breaking, powerful Latino media company. Join us...at Pongalo.